1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200

www.torys.com

Mile T. Kurta
mkurta@torys.com
P. 212.880.6363

February 10, 2014

Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-3561

Re:                             Brookfield Property Partners L.P.

Amendment No. 4 to Form F-4

Filed February 10, 2014

File No. 333-193046

Dear Mr. Orlic:

On behalf of our client, Brookfield Property Partners L.P. (the “Company”), we hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m. on February 11, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate it if, as soon as the Registration Statement is declared effective, you would inform Andrew J. Beck at (212) 880-6010.

Very truly yours,

/s/ Mile T. Kurta